

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Michael L. Sapir
Chief Executive Officer and Principal of the Sponsor
ProShares Trust II
c/o ProShare Capital Management LLC
7272 Wisconsin Avenue 21st Floor
Bethesda, Maryland 20814

> **Re: ProShares Trust II**
> **Pre-Effective Amendment No. 1 to**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed September 9, 2022**
> **File No. 333-262728**

Dear Mr. Sapir:

We have reviewed your post-effective amendment and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment to Post-Effective Amendment filed September 9, 2022

Part One
Offered Series Disclosure
Summary, page 4

1.   Refer to comment 1 and your response and revised disclosures. Please further revise to highlight, as disclosed in your corresponding risk factor, that natural gas futures and gold and silver futures are in contango and quantify pricing changes such as those disclosed in the risk factor that first quarter 2022 natural gas prices in the EU rose 50% and prices in the U.S. rose approximately 30%; and the price of the May 2022 natural gas futures increased 21.2%. Also revise to quantify the relative contribution of Russia and Ukraine in the global markets for natural gas and quantify any volatility in trading volume for natural gas, gold and silver futures and in your shares as of the most recent practicable date or advise. Please also list the related risk factor in your Risk Factor Summary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Robert Borzone